SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from __________ to __________

Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY
220 N. W. Second Avenue
Portland, Oregon   97209
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Northwest Natural Gas Company
Retirement K Savings Plan
Index

Page
Report of Independent Registered Public Accounting Firm                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                    1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2011 and 2010                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                 2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010                                                                                                                                                                                                                                                                                                                                                                                                                                                     3

Notes to Financial Statements December 31, 2011 and 2010                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2011                                                                                                                                                                                                                                                                                                                                                                                                                                                                                      14

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Northwest Natural Gas Company
Retirement K Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule; Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP
PricewaterhouseCoopers LLP
Portland, OR
June 28, 2012

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value	$138,110,478	$135,351,655
Receivables
Notes receivable from participants	2,736,550	2,798,377
Participant contributions	98,639	105,687
Employer contributions	29,611	30,047
Total receivables	2,864,800	2,934,111
Cash	117,119	3,421
Liabilities
Other liabilities	113,000	-
Net assets available for benefits	$140,979,397	$138,289,187

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010

Additions
Investment income
Interest and dividends	$4,234,059	$3,052,788
Net (depreciation) appreciation in fair value of investments	(3,556,522)	13,367,702
Net investment income	677,537	16,420,490
Contributions
Participant elective and rollover	6,943,061	6,467,013
Employer	2,502,360	2,161,911
Total contributions	9,445,421	8,628,924
Interest income on notes receivable from participants	121,427	132,506
Other income	176,776	61,250
Total additions	10,421,161	25,243,170
Deductions
Withdrawals and benefit payments	(7,593,362)	(10,096,489)
Administrative fees and expenses	(137,589)	(98,124)
Total deductions	(7,730,951)	(10,194,613)
Net increase in net assets available for benefits	2,690,210	15,048,557
Net assets available for benefits
Beginning of year	138,289,187	123,240,630
End of year	$140,979,397	$138,289,187

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of Plan

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information.  Employees and Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”).  The eligibility rules and entry dates vary primarily based on the following factors: type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term).  At December 31, 2011, 1,157 participants had account balances in the Plan, of which 1,072 were active.

The Company is the plan sponsor and administrator.  T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of gross pay to the Plan through salary deferral.  For Non-Bargaining Unit employees, the Company matches 60% of the first 6% contributed by each employee, with a maximum match of 3.6% of gross pay.  For Bargaining Unit employees, the Company matches 50% of the first 4% contributed by each employee, with a maximum match of 2% of gross pay.  Each year the Company may make a supplemental contribution, the amount of which will be set by the Company’s Board of Directors.  As of December 31, 2011 and 2010, the Company’s Board of Directors did not declare any supplemental contributions.

Non-Contributory Employer Contributions
For all eligible Non-Bargaining Unit employees hired after December 31, 2006, and all eligible Bargaining Unit employees hired after December 31, 2009, the Company will contribute 5% and 4%, respectively, of eligible annual earnings (or another amount fixed annually) as a Non-Contributory Employer Contribution for each year a participant is an active employee of the Company.  These Non-Contributory Employer Contributions are invested in the same funds that have been selected by participants for regular contributions and match, unless an eligible employee has not made an investment election.  In that case, the contribution will be invested in the retirement date based investment fund that has a projected year of retirement which includes the year the participant turns age 65.  In 2011 and 2010, Non-Contributory Employer Contributions totaled $531,563 and $328,449, respectively.

Participant Accounts
Where applicable, each participant’s account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions, Non-Contributory Employer Contributions and net earnings or losses.  Pre-Tax Contributions are based on the participant’s deferral election.  Matching Contributions, Supplemental and Non-Contributory Employer Contributions are credited to the participant’s account according to the formula defined in the Plan document.  Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA.  Plan earnings are allocated based on account balances in the investment options selected by the participant and with respect to Non-Contributory Employer Contributions, a retirement date based investment option applicable to the participant under Plan terms.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

      Investment Options
Participants may direct contributions in any of the 25 investment options (20 options are funds managed by T. Rowe Price) offered by the Plan.  If an employee that is eligible for Non-Contributory Employer Contributions is not actively participating in the Plan, those contributions will be defaulted into the age-appropriate retirement-date fund until such time as the employee begins participation in the Plan and makes active investment elections.

Vesting
All employee contributions, employer match and actual earnings credited to participant accounts are fully vested and nonforfeitable (except for the Non-Contributory Employer Contributions) at all times subject to the limitations imposed by the Code.  Non-Contributory Employer Contributions are subject to a three year cliff vesting schedule with 100% vesting after three years of service.

Notes Receivable From Participants
The Plan provides for participant loans under certain guidelines.  Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans.  The loans bear interest at a rate commensurate with local prevailing rates.  The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her vested account as a single lump-sum distribution or as two partial lump sum distributions.  Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, and trustee fees are provided by the Company without charge to the Plan.  Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year, and are classified as administrative fees and expenses.

In 2011, T. Rowe Price credited the Plan with an administrative budget of $176,776, $28,000 of which was used to pay audit fees.  Plan expenses in excess of the budget amount are paid by the Company.

Plan Amendments
Effective January 1, 2010 the Plan was amended to add provisions relating to the terms on which Non-Contributory Employer Contributions will be made for certain Bargaining Unit Employees.  In addition, this same amendment added two new affiliates to the Plan: NW Natural Gas Storage LLC and Gill Ranch Gas Storage LLC, and clarified that temporary employees are not common-law employees and are not eligible for the Plan.

Effective January 1, 2010, the Plan Recordkeeping Agreement with T. Rowe Price was amended to increase the administrative budget from $20,000 to $75,000 per year.

Effective July 22, 2011 within the Distribution of Benefits section within the plan document, age “69” has been replaced with age “70-1/2” to clarify that the required distribution of vested accounts exceeding $5,000 occurs at age 70-1/2 for terminated participants.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Effective August 11, 2011 participants may make in-service withdraws attributable to elective contributions or matching contributions if the participant has reached the age of 59-1/2.  In the original plan document matching contributions could not be withdrawn while employed with the Company unless the participant was 60 years of age with at least 20 years of service and had not withdrawn matching contributions within the last 5 years.  This amendment was made to simplify the administration.

For loans issued after August 11, 2011 the maximum repayment period has been extended from 57 months to 60 months.

Effective January 1, 2012 qualified participants will be automatically enrolled in the plan at an elective contribution rate of 4%.  The employee may elect to opt out of the plan or have a different deferral rate.

Forfeitures
As of December 31, 2011 and 2010, the remaining forfeiture account balance was $6,214 and $651, respectively.  Forfeitures are used to offset the employer contributions.  Forfeitures of $8,043 and $17,279 for the years ended December 31, 2011 and 2010 were used to offset employer contributions, respectively.

2.	Significant Accounting Policies

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurements and Disclosures (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization.  ASU 2011-04 will be effective for the Plan’s 2012 financial statements.  The adoption of this new guidance is not expected to have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements.  This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e. on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the rollforward of changes in Level 3 fair value measurements.  The update requires fair value disclosures by major category rather than by class of assets and liabilities in the statement of net assets available for benefits.  Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required.  For all portions of the update except the gross presentation of activity in the Level 3 rollforward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009.  For the gross presentation of activity in the Level 3 rollforward, this guidance is effective for fiscal years beginning after December 15, 2010.  See Note 5 for applicable disclosures.

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Valuation of Investments
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold.  Interest income is recorded as earned.  Dividend income is recorded on the ex-dividend date.  The cost of securities sold is determined by the average cost method.

The net appreciation (depreciation) in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan has evaluated events subsequent through the date on which the financial statements were available to be issued.  See Note 10 for a discussion of the Plan’s subsequent events.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

3.	Investments

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2011 and 2010 are as follows:

	2011	2010

T. Rowe Price Balanced Fund 765,012 and 775,823 shares, respectively	$14,489,306	$14,973,393
T. Rowe Price Blue Chip Growth Fund 488,582 and 517,438 shares, respectively	18,883,691	19,729,925
T. Rowe Price Mid-Cap Growth Fund 339,005 and 351,988 shares, respectively	17,875,750	20,601,881
T. Rowe Price Summit Cash Reserves 11,671,694 and 9,331,750 shares, respectively	11,671,694	9,331,750
T. Rowe Price Retirement 2020 Fund 447,394 and 383,478 shares, respectively	7,118,044	6,304,393
Northwest Natural Gas Company common stock 435,062 and 418,686 shares, respectively	20,852,528	19,456,331

During 2011 and 2010 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2011	2010

Mutual funds	$(4,218,538)	$12,757,005
Northwest Natural Gas Company common stock	662,016	610,697

Net (depreciation) appreciation in fair value of investments	$(3,556,522)	$13,367,702

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

4.	Nonparticipant-Directed Investments

The following presents the net assets at fair market value and the significant components of the changes in net assets relating to the nonparticipant-directed retirement date based investment funds.  Note that all participants may elect to direct their funds to these retirement date based investment funds and, accordingly, the information below includes balances and amounts related to both participant directed and nonparticipant-directed activity.  There were 8 nonparticipant-directed retirement date based investment funds with activity in 2011; whereas there were 9 nonparticipant-directed retirement date based investment funds with activity in 2010.

	As of December 31,
	2011	2010

Net assets
Mutual funds	$18,129,910	$20,708,173

	Years Ended December 31,
	2011	2010

Changes in net assets
Contributions	$2,195,795	$2,242,583
Investment income	294,588	389,759
Net appreciation (depreciation) in investments	77,955	2,797,690
Benefits paid to participants	(736,818)	(798,077)
Transfer	(4,409,783)	-
	$(2,578,263)	$4,631,955

5.	Fair Value

In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3
Valuation is generated from model-based techniques that use significant assumptions not observable in the market.  These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset.

When developing fair value measurements, it is policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2011 and 2010.

Common Stock
Investments in the Company’s common stock are valued at the closing price on the last day of the year as quoted on the New York Stock Exchange.

Mutual Funds
Valued at the net asset value of shares held by the plan at year end.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Money Market Fund
The money market fund is not traded in an exchange or active market, however, the fair value is determined based on the net asset value per unit as determined by the fund’s audited financial statements.  There is no restriction in place with respect to daily redemptions of the fund.

The following table sets forth the fair value by level, within the fair value hierarchy, the plan’s assets as of December 31, 2011 and December 31, 2010, respectively.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds
Balanced	$14,489,306	$-	$-	$14,489,306
Growth	45,032,798	-	-	45,032,798
Income	13,119,240	-	-	13,119,240
Index	2,882,269	-	-	2,882,269
International	5,799,481	-	-	5,799,481
Target date	24,263,162	-	-	24,263,162
Money market fund	-	11,671,694	-	11,671,694
NW Natural Company stock	20,852,528	-	-	20,852,528

Total investments at fair value	$126,438,784	$11,671,694	$-	$138,110,478

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds
Balanced	$14,973,393	$-	$-	$14,973,393
Growth	48,935,824	-	-	48,935,824
Income	11,533,653	-	-	11,533,653
Index	2,227,276	-	-	2,227,276
International	6,046,160	-	-	6,046,160
Target date	22,847,268	-	-	22,847,268
Money market fund	-	9,331,750	-	9,331,750
NW Natural Company stock	19,456,331	-	-	19,456,331

Total investments at fair value	$126,019,905	$9,331,750	$-	$135,351,655

6.	Termination Provisions

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. the Non-Contributory Employer Contribution account).  The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests.  The Company has no current plans to terminate the Plan.

7.	Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest.  Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan.  These Plan investments qualify as parties in interest transactions for which a statutory exemption exists.  The following are related party investments:

	December 31,
	2011	2010

Northwest Natural Gas Company	$20,852,528	$19,456,331
T. Rowe Price	103,378,959	103,744,234
	$124,231,487	$123,200,565

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2011 and 2010 totaled 71,879 shares for $3,270,637 and 51,530 shares for $2,449,612, respectively.  Sales of Northwest Natural Gas Company stock during the years ended December 31, 2011 and 2010 totaled 55,493 shares for $2,536,018 and 57,484 shares for $2,668,099, respectively.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

8.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated October 11, 2011, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.	Risks and Uncertainties

The Plan’s assets are invested, at the discretion of the participants, in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.	Subsequent Events

The Plan changed the investment options for participants effective January 1, 2012.  Several T. Rowe Price Funds will not be available and have been replaced with comparable Black Rock Funds.

Supplemental Schedule

Northwest Natural Gas Company
Retirement K Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower	Rate of Interest, Collateral,		Current
	Lessor or Similar Party	Par or Maturity Value	Cost	Value

*	T. Rowe Price Spectrum Income Fund	Mutual fund	(1)	$4,768,622
*	T. Rowe Price Balanced Fund	Mutual fund	(1)	14,489,306
*	T. Rowe Price Blue Chip Growth Fund	Mutual fund	(1)	18,883,691
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	(1)	17,875,750
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	(1)	4,968,616
*	T. Rowe Price Short-Term Bond Fund	Mutual fund	(1)	2,578,583
*	T. Rowe Price Summit Cash Reserves	Mutual fund	(1)	11,671,694
*	T. Rowe Price Science and Technology Fund	Mutual fund	(1)	3,304,741
*	T. Rowe Price Retirement Income Fund	Mutual fund	(1)	574,794
*	T. Rowe Price Retirement 2005 Fund	Mutual fund	(1)	117,568
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	(1)	1,123,733
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	(1)	4,891,952
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	$6,898,124	7,118,044
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	4,239,765	4,234,888
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	2,819,410	2,872,825
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	1,537,734	1,609,313
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	1,565,841	1,562,683
*	T. Rowe Price Retirement 2045 Fund	Mutual fund	565,990	587,508
*	T. Rowe Price Retirement 2050 Fund	Mutual fund	126,256	127,073
*	T. Rowe Price Retirement 2055 Fund	Mutual fund	15,859	17,575
	PIMCO Total Return Admin.	Mutual fund	(1)	5,197,241
	Artisan International Fund	Mutual fund	(1)	2,870,896
	Dodge & Cox International Stock Fund	Mutual fund	(1)	2,928,585
	Vanguard 500 Index Fund	Mutual fund	(1)	2,882,269
*	Northwest Natural Gas Company common stock	Common stock	(1)	20,852,528
	Total investments			$138,110,478

*	Participant loans	4.25% to 9.25%, maturing 1/10/2012 to 1/18/2017		$2,736,550

*     Represents identification of known party-in-interest in the Plan.

(1)
Cost information has been omitted for participant directed assets.  Non-Contributory Employer Contributions are initially invested in Retirement Date Funds; however, employees may change the investments at any time, and may also direct their own contributions to Retirement Date Funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Date: June 28, 2012                                                              /s/ Lea Anne Doolittle
Lea Anne Doolittle
Retirement K Savings Plan
Administrative Committee

NORTHWEST NATURAL GAS COMPANY

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2011

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23